UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40368

SAI.TECH GLOBAL CORPORATION

(Exact name of Registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace

Singapore, 168976

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☐

Form 20-F ☒        Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release Dated November 13, 2023 – SAI.TECH Global Corporation Reports Unaudited Financial Results for the Six Months Ended June 30, 2023

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAI.TECH Global Corporation

	By:	/s/ Risheng Li
Date: November 13, 2023	Name:	Risheng Li
	Title:	Chief Executive Officer

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